Mail Stop 6010

July 13, 2007

Edwin A. Reilly
Chief Executive Officer
Andover Medical, Inc.
510 Turnpike Street, Ste. 204
North Andover, Massachusetts  01845

> **Re:    Andover Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 29, 2007**
> **File No. 333-142387**

Dear Mr. Reilly:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.    In an appropriate section of your document, please clarify the dividend provisions of the warrants, as mentioned in footnote 3.

2.    Please clarify what you mean by "issuable upon rounding."  When and why will the rounding occur?  Given that each share mentioned in this table must be related to a selling security in your table of selling security holders, which selling security holder will receive these "rounding" securities?

3.    Please update footnote one to reflect the average of the bid and asked price as of a date within five business days prior to the date of filing the registration statement.  Please see Rule 457(c).

Summary Financial Information, page 5

4.      We note your disclosure on page 6 that you have 99,000,000 common shares authorized and 24,556,000 shares outstanding.   We also note that on page 55 you disclose that you have 300,000,000 common shares authorized and 29,328,995 shares outstanding.  Please reconcile these disclosures.  Please also explain to us whether the change in the number of authorized shares involved an amendment to your articles of incorporation or bylaws and, if so, your reasons for not reporting such change on Form 8-K.

Principal Stockholders, page 44

5.      We note that you have not identified Hjortur Eiriksson in your principal stockholders table.  We also note that you have not explained your basis for excluding this person.  In light of the disclosure in the selling shareholders table on page 47 and footnote 3 to that table, it appears that Hjortur Eiriksson beneficially owns more than five percent of your issued and outstanding common shares.  Therefore, we reissue comment 17.

Selling Stockholders, page 47

6.      We note your revision in footnote 1 regarding exclusion of interest shares.  All shares included in the fee table should be allocated to shareholders in the selling stockholders' table.  Please revise accordingly.

7.      Please reconcile your reference in footnote 1 to Series C warrants to your disclosure on page 56 that indicates that the relevant transaction did not include Series C warrants.

8.      Given your responses to our prior comments, we are unable to agree that the offering by stockholders, such as James Muir Drummond and Hjortur Eiriksson, who beneficially own a significant portion of your shares held by non-affiliates is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  Therefore, because the offering of the shares of common stock underlying the convertible preferred stock and the warrants may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement related to the offering of those shares by such significant stockholders until those selling shareholders have acquired the shares.  At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters, and you disclose a fixed price at which the underwriters will sell the securities for the duration of the offering.

Dollar Value of Underlying Securities . . ., page 49

9.      We note that you have identified 41,036,337 shares, excluding dividends, as being registered for resale.  However, this amount does not correspond with the amount identified in the fee table and elsewhere in the prospectus.  For example, you disclose in your selling shareholders table that 39,536,346 shares, excluding dividends, are being registered for resale.  You also disclose on page 52 that the total shares underlying the units sold is 41,117,879, excluding dividends.  Please reconcile these disclosures.  Please also ensure the accuracy of any calculations that are dependent on the number of shares being registered for resale.

Payments Made In Connection with the Financing, page 49

10.     We note your response to comment 7.  Given that you may be required to pay the selling shareholders liquidated damages under certain conditions, please expand your disclosure to reflect this payment as one which you may be required to make in connection with the unit transaction.  Please also expand your disclosure to reflect the dollar value of dividend payments in the form of common stock that you may be required to make.

11.     We note your disclosure on page 56 that you sold each unit for $50,000 plus $50,000 in accrued interest.  Please clarify why the purchasers paid "accrued interest," how that interest amount was calculated and how it affects the conversion of exercise prices of the securities that comprise the units.

Profits on Conversion . . ., page 51

12.     We note your response to comment 8 identifies the existence of anti-dilution provisions that apply to the units or underlying securities.  Please provide, with a view toward disclosure in the prospectus, the specific terms of such provisions.

Comparison of Company Proceeds . . ., page 53

13.     In light of comments 10, 11 and 12 above, please revise this section of your disclosure.  Your revised disclosure should also include the aggregate amount of proceeds and anticipated net proceeds you will receive upon exercise of all warrants issued to the selling shareholders, as disclosed on page 18.

Total of Possible Payments . . ., page 53

14.     In light of comments 10 through 13 above, please revise the disclosure in this section.

Warrants, page 56

15.     Please clarify the differences between Class A and Class B warrants.

Unaudited Financial Statements as of March 31, 2007

General

16.     Revise to provide a statement of shareholders' equity for the interim period or provide disclosure of the significant changes in shareholders' equity in your footnotes.

17.     Revise to clearly disclose on the face of the statements of operations and cash flows the periods covered by these financial statements.

Note 4 – Stockholders' Equity, page F-7

18.     We note your response to our previous comments 32 and 36. Please update your financial statements to include details of the warrants and other terms included in your response. In addition, disclose the conversion price, clarify how you determined the amount of the beneficial conversion feature and indicate where this is recorded in the financial statements. Tell us the journal entries related to the warrants and the beneficial conversion feature.

Note 6. Business Uncertainty, page F-9

19.     We note your response to our previous comment 31. Revise to quantify your expected funding needs.

Audited Financial Statements as of December 31, 2006

General

20.     We note your response to our prior comments 21 and 37. As previously requested, provide the financial statements and pro forma information required by Item 310 (c) and (d) of Regulation S-B for the pending and consummated acquisitions discussed on pages 24 through 26.

Note 1. Organization, page F-15

21.     Disclose the reason that you accounted for this merger as a reverse acquisition. In addition, tell us where you have provided the disclosures required by paragraphs 51 and 52 of SFAS 141.

Note 4. Promissory Notes, page F-19

22.    You state that $513,000 of $673,000 of the bridge loan was converted to Series A Convertible preferred stock in December 2006.  Please disclose the conversion rate and indicate how you determined the intrinsic value. In addition, tell us how you accounted for the related discount on the notes converted and where this is recorded in the financial statements. Please tell us the difference between the $145,802 discount recorded on the notes and the balance of $132,822 at the end of the year.  Please expand your discussion in MD&A as well to better describe the effects on the income statement relating to the discount on your notes.

Note 5. Stockholders' Equity, page F-20

23.    We note your response to our previous comment 30.  Please revise your disclosure to state that you relied on the valuation of an independent third party when determining fair value of your ordinary shares.  While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit.  Refer to Rule 436 and Item 601(b)(23) of Regulation S-B.

24.    Please revise to disclose your accounting treatment for the preferred stock issuance and indicate the conversion price and the amount of any beneficial conversion feature.

Note 6. Stock Option Plan, page F-22

25.    Disclose your accounting treatment for the incentive stock options issued in August 2006 and indicate the amount of compensation recorded and how this amount was determined.

Note 8. Subsequent Events, page F-24

26.    Please disclose the accounting treatment for the Series A Convertible preferred stock issued in February 2007, including the amount of any beneficial conversion feature, how this was determined and where this is recorded in the financial statements.

* * * * * * *


        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Elliot H. Lutzker, Phillips Nizer LLP